One International Place, 40th Floor 100 Oliver Street Boston, MA 02110 +1 617 728 7100 Main +1 617 275 8384 Fax www.dechert.com

Kaitlin McGrath kaitlin.mcgrath@dechert.com +1 617 728 7116 Direct +1 617 275 8395 Fax

September 27, 2023

VIA EDGAR

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Rachel Loko

Re:	John Hancock Exchange-Traded Fund Trust (the “Registrant”) — File Nos. 333-183173 and 811- 22733; Amendment to Registration Statement on Form N-1A

Dear Ms. Loko:

On behalf of the Registrant, I submit this letter in response to comments received by telephone on September 11, 2023, from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) with respect to Post-effective Amendment No. 55 under the Securities Act of 1933, as amended, and Amendment No. 58 under the Investment Company Act of 1940, as amended (the “1940 Act”), to the Registrant’s Registration Statement on Form N-1A, filed with the SEC on July 21, 2023, accession no. 0001193125-23-190980 (the “Registration Statement”) relating to the registration of John Hancock Dynamic Municipal Bond ETF (the “Fund”), a new series of the Registrant.

For convenience, I have set forth each comment below, followed by the Registrant’s response. Unless otherwise stated, capitalized terms have the same meaning as in the Registration Statement.

General Comments

1.

Comment - The Staff reminds the Registrant that the company and its management are responsible for the accuracy and adequacy of its disclosures not withstanding any review, comments, action or absence of action by the Staff. Where a comment is made in one location it is applicable to all similar disclosures appearing elsewhere in the same registration statement.

Response – The Registrant respectfully acknowledges the Staff’s comment.

Prospectus

2.

Comment – Under “Fund summary — Fees and expenses — Annual Fund Operating Expenses,” in footnote 2, please confirm that the duration of both contractual waivers will be in effect for at least a one-year period from the date of effectiveness of the registration statement.

September 27, 2023 Page 2

Response – The Registrant confirms that any contractual waivers will be in effect for at least one year from the date of effectiveness.

3.

Comment – Under “Fund summary — Fees and expenses — Annual Fund Operating Expenses,” in footnote 2, please consider moving the discussion of the breakpoint schedule of the second waiver to Item 10 of the statutory prospectus as the fees and expenses table will only show one of the percentages currently described in footnote 2 based on the expected size of the Fund.

Response – In response to the Staff’s comment, the Registrant respectfully notes that the “Fund summary — Fees and Expenses — Annual Fund Operating Expenses” disclosure in footnote 2, is standard across all funds in the John Hancock fund complex that are subject to both an adviser fee waiver and the complex-wide waiver. In order to achieve uniformity of such disclosure across all of the John Hancock funds, the Registrant respectfully declines to make any changes in response to this comment.

4.

Comment – The disclosure under “Fund summary — Principal investment strategies” states that “the fund may also invest up to 20% of its net assets in non-investment grade bonds rated BB or lower by S&P Global Ratings (S&P), Fitch Ratings (Fitch), or Moody’s Investors Service, Inc. (Moody’s), or comparable rating by any nationally recognized statistical ratings organization (NRSRO) or unrated equivalents.” Please revise this disclosure to clarify that non-investment grade bonds are commonly known as “junk bonds.”

Response – The Registrant has revised disclosure in “Fund summary — Principal investment strategies” and “Fund details — Principal investment strategies” as follows:

The fund primarily invests in bonds that are investment grade when purchased, but the fund may also invest up to 20% of its net assets in non-investment grade bonds rated BB or lower by S&P Global Ratings (S&P), Fitch Ratings (Fitch), or Moody’s Investors Service, Inc. (Moody’s), or comparable rating by any nationally recognized statistical ratings organization (NRSRO) or unrated equivalents (also called junk bonds).

5.

Comment – The disclosure under “Fund summary — Principal investment strategies” states that “[t]he fund may engage in derivative transactions that include futures contracts on debt securities and debt securities indexes; options on futures, debt securities, and debt indexes; and inverse floating-rate securities. .. .” Please confirm if derivatives are a component of the principal investment strategy and if so, clarify which of the enumerated derivatives would be principal. If any of the enumerated derivatives would be principal, please clarify in the principal investment strategy.

Response – The Registrant confirms that derivatives will be a component of the principal investment strategy, and confirms that each of the enumerated types of derivatives disclosed in “Fund summary — Principal investment strategies” will be principal.

6.

Comment – Under “Fund summary — Principal risks — Lower-rated and high-yield fixed-income securities risk,” please revise this disclosure to clarify that high-yield fixed-income securities are commonly known as “junk bonds.”

September 27, 2023 Page 3

Response – The Registrant believes that “Fund summary — Principal risks — Lower-rated and high-yield fixed-income securities risk” and “Fund details — Principal risks of investing — Lower-rated and high-yield fixed-income securities risk” as currently disclosed accurately describes that high-yield fixed-income securities are commonly known as “junk bonds” where it states “[l]ower-rated and high-yield fixed-income securities (junk bonds) are subject to greater credit quality risk. . .” and “[l]ower-rated fixed-income securities are defined as securities rated below investment grade (such as Ba and below by Moody’s Investors Service, Inc. and BB and below by S&P Global Ratings and Fitch Ratings, as applicable) (also called junk bonds),” respectively. The Registrant respectfully declines to make any changes in response to this comment.

Statement of Additional Information

7.

Comment – Under “Investment Restrictions — Fundamental Investment Restrictions — Concentration,” please note that the Fund should review private activity municipal debt securities whose principal and interest payments are derived principally from the asset and revenue of non-government entities to determine the industry to which the investments should be allocated when determining the Fund’s compliance with its concentration policy

Response – The Registrant respectfully acknowledges the Staff’s comment.

The Registrant, on behalf of the Fund, intends to file definitive forms of prospectus and SAI that will reflect the above responses to the Staff’s comments. If you have any questions, please call me at 617-728-7116.

Sincerely,

/s/ Kaitlin McGrath

Kaitlin McGrath

cc: Mara C. S. Moldwin

Kinga Kapuscinski

Christopher P. Harvey

Allison M. Fumai

Cynthia Yi

3